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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-68965

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Polygon Capital Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

15 Second Street, Suite 9
(No. and Street)

Sausalito	CA	94965
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Patricia E. Glovsky	(415) 775-3300	pglovsky@polygoncapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tuttle & Bond, PLLC
(Name – if individual, state last, first, and middle name)

2954 Goehmann Lane	Fredericksburg	TX	78624
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Patricia E. Glovsky_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Polygon Capital Advisors, LLC_____, as of _December 31_____, 2 _021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Patricia S. Glovsky_

Title: _CEO/Managing Partner_

_See Attachment_____

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to ~~consolidated~~ financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT CIVIL CODE § 1189

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of MARIN

On Monday, February 28th, 2022 before me, Rita Monica Sedano-Garcia,
Date Here Insert Name and Title of the Officer

personally appeared Patricia E Glovsky
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

RITA MONICA SEDANO-GARCIA
Notary Public - California
Marin County
Commission # 2322974
My Comm. Expires Mar 1, 2024

Place Notary Seal and/or Stamp Above

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature]
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ____

Document Date: ____ Number of Pages: ____

Signer(s) Other Than Named Above: ____ n/a

Capacity(ies) Claimed by Signer(s)

Signer's Name:	Signer's Name:
☐ Corporate Officer – Title(s):	☐ Corporate Officer – Title(s):
☐ Partner – ☐ Limited ☐ General	☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact	☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian of Conservator	☐ Trustee ☐ Guardian of Conservator
☐ Other:	☐ Other:
Signer is Representing:	Signer is Representing:

Polygon Capital Advisors, LLC

Financial Statements

Required by the U.S. Securities and Exchange Commission

For the Year-Ended December 31, 2021

Contents

Polygon Capital Advisors, LLC

Financial Statements

For the Year-Ended December 31, 2021

Polygon Capital Advisors, LLC
Statement of Financial Condition
As of and for the Year-Ended December 31, 2021

Assets

Cash	$	11,692
Total assets	$	11,692

Liabilities and Member's Equity

Liabilities		
Accounts payable	$	1,147
Total liabilities	$	1,147
Member's equity		
Member's equity		10,545
Total member's equity		10,545
Total liabilities and member's equity	$	11,692

The accompanying notes are an integral part of these financial statements.

Polygon Capital Advisors, LLC
Notes to Financial Statements
As of and for the Year-Ended December 31, 2021

Note 1 - Organization and Nature of Business

Polygon Capital Advisors, LLC ("Company") Delaware Limited Liability Company, was formed in April 2009. The company is wholly owned by Polygon Capital, LLC ("Parent"). The Company specializes in Mergers and Acquisitions and is a member of the Financial Industry Regulatory Authority ("FINRA"). It maintains its main branch office in the state of California.

The Company is engaged in the business as a securities broker/dealer, which comprises several classes of services, including:

- Mergers and acquisitions related services, strategic planning and valuation services; and
- Private placements of securities.

Note 2 - Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP").

Note 3 - Concentration of Credit Risk

The Company's cash balance, maintained at a financial institution, may at times be in excess of the amount insured by the Federal Deposit Insurance Corporation. Management regularly monitors the financial condition of the institution in order to keep the potential risk to a minimum.

Note 4 – Covid-19 and the CARES Act

In March 2020, Covid-19 virus spreading in the United States led to national a "Stay In Place" mandate. The US government offered small businesses monies under the CARES Act through the Paycheck Protection Program (PPP) and Economic Injury Disaster Loans (EIDL). All businesses awarded such loans are eligible to retain the monies and are not obligated to repay these loans if the funds are used in accordance to the rules and regulations prescribed by the CARES Act. These funds were provided in anticipation of financial need and not related to actual financial circumstances of the receiving company. Polygon Capital Advisors, LLC applied and received these funds and received "forgiveness", qualified to not repay these funds as prescribed by the CARES Act and the grant and loan were retained as permitted.

Note 5 - Location of Company Records

A copy of the Company's most recent financial statements is available for examination at the principal offices of Polygon Capital Advisors, LLC located at 15 Second Street, Suite #9, Sausalito, CA 94965 and at the regional office of the Commission for the West region.

Note 6 - Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2021 through February 21, 2022 financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.